Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.:  001-14956

Pershing Square Underscores Chairman/CEO Conflict and Need for Board to Engage Independent Counsel and Advisors

NEW YORK, May 21, 2014 — Pershing Square Capital Management, L.P., today released a letter in response to the Board of Directors of Allergan, Inc. (NYSE: AGN), urging the board to retain independent counsel and advisors. The letter comes in reply to one sent Monday to Pershing Square from Lead Director Michael Gallagher on behalf of the Allergan board. Pershing Square has pressed the Allergan board to address its governance failures with regard to its handling of Valeant Pharmaceuticals International’s merger proposal. Today’s letter, signed by CEO William A. Ackman, reads as follows:

May 21, 2014

By U.S. Mail and Email:

Mr. Michael R. Gallagher

Lead Director c/o Allergan, Inc.

2525 Dupont Drive Irvine, CA 92612

Re:  Allergan Governance Failures

Dear Mr. Gallagher,

We are in receipt of your letter dated May 19th and Mr. Pyott’s simultaneously released letter to Allergan employees. We regret that you disagree with our statements and can assure you that the purpose of the letter was not a “blatant attempt to isolate” Mr. Pyott.

As we have previously explained, Mr. Pyott has a disabling conflict of interest by virtue of the likely loss of his leadership role and employment at the company if a change-in-control transaction were to be consummated. He is not an independent director, and therefore should not be leading the strategic alternative review process. The Board must recognize his conflicts and that of other employees and put in place policies and procedures to minimize the risk that these conflicts interfere with maximizing shareholder value. Indeed, there will be times when Mr. Pyott should in fact be “isolated” from the process, and when independent directors should take a leadership role, much the same way that good governance requires that certain issues be discussed in executive session or managed by a special committee of disinterested directors.

We were encouraged by our first discussion when you told us that Allergan’s board “has an open mind” with “no entrenched views,” and will show a high degree of “professionalism” during its review process. By allowing Mr. Pyott to be the only spokesperson for the board and the only source of information for the board from shareholders, the board is not showing an appropriate degree of independence in this process, nor is the board able to receive candid feedback from the company’s owners. Mr. Pyott’s comments in his employee letter further highlight these concerns and demonstrate why he should not be leading the strategic review process:

“Valeant has announced its intention to hold a webcast on May 28th to improve the terms of its offer to acquire Allergan. You can be assured that the Allergan Board of Directors, and the small team of Allergan employees who are dedicated to dealing with Valeant and Pershing Square, will be ready.” (emphasis added)

“You should be prepared that this battle may continue throughout the remainder of 2014, and perhaps even into early 2015.”

Mr. Pyott’s framing of the Valeant proposal is disturbing. Valeant has presented Allergan and its shareholders with the opportunity for a substantial initial premium, a large cash payment, and the ability to continue to participate in the material strategic and cost synergies of the combined enterprise. This is a strategic business opportunity that should be explored carefully, not an invasion that requires readiness and a counterattack plan.

As you correctly pointed out initially, the process should be about the board’s thoughtful, unemotional and rational review of strategic alternatives. The Allergan board should independently lead this process rather than delegating these important governance matters to a team of conflicted employees who are “dedicated to dealing with Valeant and Pershing Square” as Mr. Pyott highlighted in his letter.

Moreover, Mr. Pyott raised additional concerns when he states:

“We listened carefully to investors’ perspectives and heard that they would like to see us harnessing this financial strength to create even more stockholder value by, among other suggestions, either purchasing growth oriented companies or technologies that fit our strategy and operating model, and/or buying back Allergan stock.”

We, too, have engaged with and listened carefully to Allergan’s investors and analysts. We did not hear from these constituents that Allergan should pursue “purchasing growth oriented companies or technologies that fit our strategy and operating model, and/or buying back Allergan stock.” In fact, we and most investors believe that paying a premium to acquire another business in an effort to thwart Valeant’s proposal and/or repurchasing shares at today’s premium prices are more likely to destroy value for Allergan shareholders than enhance shareholder value.

If there were highly accretive transactions available to Allergan in the past, the company should already have done them. Similarly, if Allergan has excess capital that should be returned to shareholders, it should have done so when the stock price was 40% lower during the second half of last year. We do not believe that share repurchases at current valuations are a good use of capital.

Lastly, we agree that Mr. Pyott has done a good job running Allergan during his tenure, and he has been appropriately compensated for doing so. Today, however, the decision for the board, and ultimately the shareholders, is to determine the best path forward for Allergan. Mr. Pyott’s history at the company is not a relevant consideration in determining an appropriate governance process for evaluating Valeant’s proposal.

We again strongly urge the independent directors to retain independent counsel and advisors to carefully review the revised Valeant proposal and to negotiate the best possible deal with Valeant in order to maximize value for all shareholders.

Sincerely,

William A. Ackman

cc: The Board of Directors

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal, Pershing Square Capital Management, L.P. (“Pershing Square”) filed a preliminary proxy statement (the “preliminary proxy statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2014. This communication is not a substitute for the preliminary proxy statement or any other proxy statement, registration statement, prospectus or other document Pershing Square, Valeant and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the preliminary proxy statement, and will be able to obtain free copies of these other documents (if and when available), and other documents filed with the SEC by Pershing Square and/or Valeant through the web site maintained by the SEC at http://www.sec.gov.

Pershing Square, PS Management GP, LLC, PS Fund 1, LLC, William A. Ackman, William F. Doyle, Jordan H. Rubin, Ben Hakim and Roy. J. Katzovicz may be deemed “participants” under SEC rules in any solicitation of Allergan shareholders in respect of a Valeant proposal for a business combination with Allergan. Pershing Square, PS Management GP, LLC and William A. Ackman may be deemed to beneficially own the equity securities of Allergan described in Pershing Square’s statement on Schedule 13D initially filed with the SEC on April 21, 2014 (the “Schedule 13D”), as it may be amended from time to time. Except as described in the Schedule 13D, none of the individuals listed above has a direct or indirect interest, by security holdings or otherwise, in Allergan or Valeant or the matters to be acted upon, if any, in connection with a potential Valeant-Allergan business combination. Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, Valeant’s financing of the proposed transaction, Valeant’s or Allergan’s expected future value and performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operation results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions and include but are not limited to beliefs expressed regarding future performance. These statements are based upon the current expectations and beliefs of Pershing Square and Valeant and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Valeant’s and/or Allergan’s most recent annual or quarterly reports filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that Valeant and/or Allergan file from time to time with the SEC, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan, including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on Valeant’s and Allergan’s business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	Valeant’s and Allergan’s ability to sustain and grow revenues and cash flow from operations in their respective markets and to maintain and grow their respective customer bases, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet Valeant’s and Allergan’s debt obligations prior to or when they become due and to fund their operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	Valeant’s and Allergan’s ability to comply with all covenants in their respective indentures and credit facilities any violation of which, if not cured in a timely manner, could trigger a default of their respective other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Valeant and Allergan with respect to their respective businesses as described in their respective reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. None of Pershing Square or any of its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Contact

Steve Murray

Rubenstein Associates

212-843-8293

smurray@rubenstein.com